SUPPLEMENTAL DATA	Exhibit 99(o)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended December 31, 2007
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	1stquarter 2008	1stquarter 2008	1stquarter 2008	1stquarter 2008	1stquarter 2008	1stquarter 2008	1stquarter 2008
Sectors and Divisions
Industry Sector	994	6	(6)	994	81	154	1,229
Industry Automation	415	(1)	—	416	40	23	479
Drive Technologies	225	—	—	225	12	32	269
Building Technologies	93	1	—	92	16	20	128
OSRAM	126	1	—	125	6	51	182
Industry Solutions	91	3	(3)	91	6	13	110
Mobility	44	1	(3)	46	1	15	62
Energy Sector	347	22	(1)	326	20	58	404
Fossil Power Generation	25	14	(1)	12	4	20	36
Renewable Energy	52	1	—	51	2	5	58
Oil & Gas	66	—	1	65	7	14	86
Power Transmission	125	6	1	118	3	12	133
Power Distribution	78	1	(1)	78	3	7	88
Healthcare Sector	332	6	7	319	71	79	469
Imaging & IT	232	1	1	230	28	20	278
Workflow & Solutions	35	1	1	33	1	5	39
Diagnostics	67	1	4	62	42	52	156

Total Sectors	1,673	34	—	1,639	172	291	2,102

Strategic Equity Investments (SEI)	26	26	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	70	11	6	53	13	44	110
Siemens Financial Services (SFS)	77	18	46	13	1	70	84

Reconciliation to consolidated financial statements
Other Operations	(64)	(1)	9	(72)	9	85	22
Siemens Real Estate (SRE)	139	—	(14)	153	—	39	192
Corporate items and pensions	(291)	21	73	(385)	2	7	(376)
Eliminations, Corporate Treasury and other reconciling items	(113)	(1)	(98)	(14)	—	(17)	(31)

Siemens	1,517	108	22	1,387	197	519	2,103

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €73.